FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: March 8, 2007	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO IS AWARDED 14 EXPLORATION TITLES (PRs)

IN THE DEMOCRATIC REPUBLIC OF THE CONGO

Toronto, Canada – March 8, 2007 – Banro Corporation (“Banro” or the “Company”) (AMEX – “BAA” TSX – “BAA”) is pleased to announce that its wholly-owned subsidiary, Banro Congo Mining SARL, has been awarded titles for 14 Permis de Researches (PRs) by the Mining Cadastral in the Democratic Republic of the Congo (the “DRC”). These applications were originally filed with the Mining Cadastral shortly after implementation of the new Mining Code in June 2003. The PRs are contiguous to the Permis de Exploitation (PEs) held by the Company’s wholly-owned subsidiaries of Twangiza Mining SARL, Kamituga Mining SARL and Lugushwa Mining SARL.

With the award of these 14 PRs, covering 3,130 square kilometres and located on highly prospective ground, Banro now controls 5,730 square kilometres of land within and adjacent to the Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. A map highlighting Banro’s PEs and PRs is found accompanying this press release on the Company's web site at http://www.banro.com/i/pdf/2007-03-08_NRM.pdf.

Applications for additional PRs contiguous to and located between the Company’s Lugushwa and Namoya PEs, along with areas south of Twangiza, are pending.

Commenting on the award of these PRs by the Mining Cadastral, Peter Cowley, President and C.E.O. of the Company, said: "The award of these titles further consolidates Banro’s dominant land position along the prospective Twangiza-Namoya gold belt.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.